March 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Offering Statement on Form 1-A
Filed March 2, 2023
File No. 024-12169

Ladies and Gentlemen:

In response to your comment letter dated March 15, 2023 issued for our Offering Statement of Form 1-A filed March 2, 2023, the Company filed a Form 1-A/A on March 16, 2023 addressing each of the comments in your letter.

The Company now provides this letter in support our Form 1-A/A explaining how each of the comments was addressed.

Comment #1

"We refer to the underwriting discounts and commissions for the offering listed on your cover page. We also note your disclosure in footnote 4 that you "may engage various securities brokers to place shares pursuant to this offering with investors for commissions of up to 10% of the gross proceeds of each such placement." However, you also disclose on page 21 that this is a self-underwritten offering. Please revise your disclosure, here and elsewhere as necessary, to eliminate the underwriting discounts or reconcile the apparent contradiction."

Response:

"However, we may engage various securities brokers to place shares pursuant to this offering with investors for commissions of up to 10% of the gross proceeds of each such placement." - This statement has been removed from footnote 3. Footnote 4 has been deleted.

The table associated with these footnotes has been modified to reflect an updated value of $0.00 for "underwriting discounts and commissions," which has resulted in a corresponding update to the "proceeds to company."

Furthermore, we have updated the pertinent sections of the "Use of Proceeds" found on pages 16 and 17, as well as the relevant table in the "Dilution" section located on page 18.

Additional Update

In this offering, 300,000,000 shares will be offered. However, the authorized shares was 125,000,000 as the filing was submitted on March 2, 2023. Then, Company filed with the Nevada Secretary of State and increased the authorized shares from 125,000,000 to 450,000,000 on March 3, 2023. Relevant exhibit was attached as Ex. 2.13. We have made necessary amendments to the disclosure by updating the information on authorized shares.

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer